EXHIBIT 99.1
RADVISION
PRESS RELEASE

Corporate Contacts:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
RADVISION
+1 201-689-6340	+1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS BETTER THAN FORECASTED RESULTS
FOR FOURTH QUARTER OF 2010
- Revenues Reach Record $26.6 Million -
- Operating Income is $1.5 Million; Non-GAAP Operating Income is $3.0 Million -
- GAAP EPS is $0.07; Non-GAAP EPS is $0.16 -

TEL AVIV, February 10, 2011 – RADVISION® (Nasdaq: RVSN) reported today that revenues for the fourth quarter of 2010 reached a record $26.6 million, an increase of 17% from $22.7 million in the fourth quarter of 2009 and above the Company’s forecast.

For the fourth quarter of 2010, the Company had operating income of $1.5 million on a GAAP basis and $3.0 million on a non-GAAP basis.  For the fourth quarter of 2009, operating income was $2.5 million on a GAAP basis and $4.1 million on a non-GAAP basis.

Net income for the fourth quarter of 2010 was $1.4 million, or $0.07 per diluted share, on a GAAP basis and $2.9 million, or $0.16 per diluted share, on a non-GAAP basis. This compares with a net loss of $1.5 million, or $0.08 per diluted share, on a GAAP basis, and net income of $4.4 million, or $0.23 per diluted share, on non-GAAP basis in the fourth quarter of 2009.

The non-GAAP amount in the fourth quarter of 2010 excludes $0.8 million for the effects of stock-based compensation expense in accordance with ASC 718 (previously SFAS 123R), $0.5 million of expense for amortization of purchased intangibles and $0.3 million of restructuring expenses both related to the acquisition of certain assets of Aethra group in February 2010, and a loss of $0.03 million due to the other than temporary impairment of certain Auction Rate Securities, with the total of $1.6 million, equivalent to $0.09 per diluted share. For the fourth quarter of 2009, the non-GAAP amount excludes $1.0 million of stock-based compensation expense, a deferred tax asset write-down of $4.3 million and Aethra acquisition-related costs of $0.6 million, with the total of $6.0 million equivalent to $0.31 per diluted share.

For the fourth quarter of 2010, total revenues consisted of $22.6 million for the Video Business Unit (VBU) and $4.0 million for the Technology Business Unit (TBU).  This compares with $18.4 million for the VBU and $4.3 million for the TBU reported in the fourth quarter of 2009.

The Company’s forecast for the fourth quarter of 2010, presented on October 28, 2010, was for revenues of $26.0 million (consisting of VBU revenues of $21.5 million and TBU revenues of $4.5 million), non-GAAP operating income of $2.5 million and non-GAAP net income of $2.2 million or $0.12 per diluted share.

For the full year 2010, revenues were a record $95.2 million, the operating loss was $2.8 million and the net loss was $3.4 million, or $0.18 per diluted share on a GAAP basis. This compares with revenues of $81.0 million, operating income of $3.0 million and a net loss of $0.8 million, or $0.04 per diluted share, for 2009.

For the full year 2010 on a non-GAAP basis, the Company had operating income of $4.7 million and net income of $4.4 million or $0.23 per diluted share. This compares with non-GAAP operating income of $7.9 million and net income of $9.0 million or $0.46 per diluted share for 2009.

Non-GAAP amounts for 2010 exclude $2.6 million for the effects of stock-based compensation expense, $1.8 million of expense for amortization of purchased intangibles as well as a total of $3.1 million of expenses related to the Aethra acquisition, and a loss of $0.3 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes in 2010 was $7.8 million, equivalent to $0.41 per diluted share. Non-GAAP amounts in 2009 exclude the effects of stock-based compensation expense of $4.3 million, a deferred tax asset write-down of $4.3 million, Aethra acquisition-related costs of $0.6 million and other than temporary impairment of available for sale marketable securities of $0.6 million, with the total of $9.8 million equivalent to $0.50 per diluted share.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the fourth quarter of 2010 with approximately $116.4 million in cash and liquid investments, equivalent to $6.27 per basic share, an increase of $0.9 million from September 30, 2010. The increase reflects $1.7 million generated by operating activities and $0.03 million received from the exercise of options offset by $0.8 million used for capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: “We achieved record fourth quarter revenues that were ahead of forecast due to the strong performance of our Video Business Unit as our transformation to an end-to-end video solutions provider continued.  Our VBU revenues increased 23% from the 2009 fourth quarter due to the further ramp-up of our video endpoint sales, strong growth in the sales of our SCOPIA network infrastructure, and continued expansion of our reseller channel network.

“This growth was accomplished despite the continued and expected step-down in our OEM revenues, which we are replacing with the sales of RADVISION-branded solutions through our reseller channel partners.  To further support our reseller channel and build recognition for our brand, we plan to make a strategic, measured investment in sales and marketing in 2011, to help accelerate our future growth.”

Mr. Raviv concluded: “This is a time of substantial opportunity for RADVISION and we intend to capture it.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the first quarter of 2011 of approximately $24.0 million and a net loss of approximately $0.9 million, or $0.04 per diluted share, on a GAAP basis and net income of $0.2 million or $0.01 per diluted share on the non-GAAP basis. The non-GAAP amounts exclude stock-based compensation expense of $0.6 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.5 million. That compares to revenues in the first quarter of 2010 of $20.8 million and a net loss of $4.4 million, or $0.22 per diluted share, on a GAAP basis and net loss of $0.6 million, or $0.03 per diluted share on a non-GAAP basis. The non-GAAP amounts exclude stock-based compensation expense of $0.7 million, a total of $2.8 million of one-time expenses and $0.2 million of amortization of purchased intangibles both related to the Aethra acquisition, and a loss of $0.02 million due to the other than temporary impairment of certain Auction Rate Securities.  (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Fourth Quarter 2010 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its fourth quarter 2010 results and first quarter 2011 outlook, today, Thursday, February 10, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 17th. To access the replay, please dial 1-800-934-9965 (International dialers may call +1-203-369-3856).

The PowerPoint presentation highlighting key financial metrics as well as the first quarter 2011 estimate also will be available in the Investor Relations section of the company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 10th and will be archived on the website until the end of the first quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
	Unaudited

Revenues	$26,617	$22,688	$95,239	$80,998
Cost of revenues	7,240	4,732	25,338	17,371

Gross profit	19,377	17,956	69,901	63,627

Operating costs and expenses:
Research and development	7,681	6,552	30,799	26,980
Marketing and selling	7,862	6,882	31,012	27,577
General and administrative	1,621	1,445	6,057	5,493
Amortization of purchased intangibles	479	-	1,785	-
Acquisition-related costs	-	580	364	580
Acquisition-related restructuring expenses , net	262	-	2,722	-

Total operating costs and expenses	17,905	15,459	72,739	60,630

Operating income (loss)	1,472	2,497	(2,838)	2,997
Financial income, net	173	593	1,000	1,719

Income (loss) before taxes on income	1,645	3,090	(1,838)	4,716
Taxes on income	(278)	(4,623)	(1,586)	(5,490)

Net income (loss)	$1,367	$(1,533)	$(3,424)	$(774)

Basic net earnings (loss) per Ordinary share	$0.07	$(0.08)	$(0.18)	$(0.04)

Weighted Average Number of Shares Outstanding During the Period – Basic	18,563,574	19,471,380	19,221,050	19,474,165

Diluted net earnings (loss) per Ordinary share	$0.07	$(0.08)	$(0.18)	$(0.04)
Weighted Average Number of Shares Outstanding During the Period – Diluted	18,734,337	19,471,380	19, 221,050	19,474,165

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, deferred tax asset write-down, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, deferred tax asset write-down, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	December 31, 2010			December 31, 2009
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$19,377	$21	$19,398	$17,956	$71	$18,027
Total operating costs and expenses	$17,905	$(1,503)	$16,402	$15,459	$(1,543)	$13,916
Operating income	$1,472	$1,524	$2,996	$2,497	$1,614	$4,111
Income before taxes on income	$1,645	$1,558	$3,203	$3,090	$1,614	$4,704
Net income (loss)	$1,367	$1,558	$2,925	$(1,533)	$5,954	$4,421
Basic net earnings (loss) per Ordinary share	$0.07	$0.09	$0.16	$(0.08)	$0.31	$0.23
Diluted net earnings (loss) per Ordinary share	$0.07	$0.09	$0.16	$(0.08)	$0.31	$0.23

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended December 31,
	2010	2009
	Unaudited

GAAP net income (loss)	$1,367	$(1,533)
Share-based compensation	783	1,034
Deferred tax asset write-down	-	4,340
Acquisition-related costs	-	580
Acquisition-related restructuring expenses , net	262	-
Amortization of purchased intangibles	479	-
Other than temporary impairment of available for sale marketable securities	34	-
Non-GAAP net income	$2,925	$4,421
Non-GAAP diluted net income per Ordinary share	$0.16	$0.23

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

	Twelve months ended
	December 31, 2010			December 31, 2009
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$69,901	$129	$70,030	$63,627	$331	$63,958
Total operating costs and expenses	$72,739	$(7,367)	$65,372	$60,630	$(4,573)	$56,057
Operating income (loss)	$(2,838)	$7,496	$4,658	$2,997	$4,904	$7,901
Income (loss) before taxes on income	$(1,838)	$7,801	$5,963	$4,716	$5,459	$10,175
Net income (loss)	$(3,424)	$7,801	$4,377	$(774)	$9,799	$9,025
Basic net earnings (loss) per Ordinary share	$(0.18)	$0.41	$0.23	$(0.04)	$0.50	$0.46
Diluted net earnings (loss) per Ordinary share	$(0.18)	$0.41	$0.23	$(0.04)	$0.50	$0.46

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Twelve months ended December 31,
	2010	2009
	Unaudited

GAAP net income (loss)	$(3,424)	$(774)
Share-based compensation	2,625	4,324
Deferred tax asset write-down	-	4,340
Amortization of purchased intangibles	1,785	-
Acquisition-related costs	364	580
Acquisition-related restructuring expenses, net	2,722	-
Other than temporary impairment of available for sale marketable securities	305	555
Non-GAAP net income	$4,377	$9,025
Non-GAAP diluted net income per Ordinary share	$0.23	$0.46

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	December 31,	December 31,
	2010	2009
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$17,753	$40,289
Short-term bank deposits *)	47,792	55,352
Short-term marketable securities *)	14,897	4,713
Trade receivables	15,137	11,712
Other accounts receivable and prepaid expenses	7,083	5,552
Inventories	2,556	980

Total current assets	105,218	118,598

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	35,943	25,699
Long-term prepaid expenses	1,055	2,310
Severance pay fund	7,662	6,242
Long-term deferred tax asset	1,488	1,533

Total long-term investments and receivables	46,148	35,784

Property and equipment, net	4,573	4,649

Goodwill	4,747	2,966

Other intangible assets, net	4,925	-

Total assets	$165,611	$161,997

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,499	$1,475
Deferred revenues	7,938	8,064
Accrued expenses and other accounts payable	19,057	12,146

Total current liabilities	30,494	21,685

Accrued severance pay	8,776	7,299

Total liabilities	39,270	28,984

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	149,121	145,998
Treasury stock	(39,745)	(32,970)
Accumulated other comprehensive income	(276)	(842)
Retained earnings	17,007	20,593

Total shareholders' equity	126,341	133,013

Total liabilities and shareholders' equity	$165,611	$161,997

*) Total cash and liquid investments	$116,385	$126,053

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Twelve months ended December 31,
	2010	2009
	Unaudited	Audited
Cash flows from operating activities:
Net loss	$(3,424)	$(774)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,724	3,153
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	(365)	421
Amortization of deferred stock compensation	2,625	4,324
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(497)	(567)
Gain on sale of property and equipment	-	(1)
Decrease (increase) in trade receivables, net	(3,425)	2,406
Increase in other accounts receivable and prepaid expenses	(1,033)	(1,000)
Decrease (increase) in inventories	(1,476)	205
Decrease (increase) in long-term prepaid expenses	1,255	(1,032)
Decrease (increase) in deferred tax asset	(136)	4,406
Increase (decrease) in trade payables	2,024	(577)
Decrease in deferred revenues	(126)	(245)
Increase (decrease) in accrued expenses and other accounts payable	5,800	(3,120)
Accrued severance pay, net	57	(343)

Net cash provided by operating activities	6,003	7,256

Cash flows from investing activities:
Proceeds from redemption of marketable securities	23,490	32,495
Purchase of marketable securities	(43,285)	(31,490)
Proceeds from withdrawal of bank deposits	50,512	169,875
Purchase of bank deposits	(42,971)	(173,490)
Purchase of property and equipment	(2,862)	(2,103)
Payment for the acquisition of Aethra	(6,984)	-
Proceeds from sale of property and equipment	-	2

Net cash used in investing activities	(22,100)	(4,711)

Cash flows from financing activities:
Purchase of treasury stock	(7,131)	(1,141)
Exercise of options by employees	195	446
Tax benefit related to exercise of stock options	497	567

Net cash used in financing activities	(6,439)	(128)

Increase (decrease) in cash and cash equivalents	(22,536)	2,417
Cash and cash equivalents at beginning of period	40,289	37,872

Cash and cash equivalents at end of period	$17,753	$40,289